Exhibit 99.10
July 19, 2006 NDTV Media Interview on the Financial Performance of Wipro Limited for the quarter ended June 30, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
CNN-IBN
Mr. Senapaty, thank you so much for joining us. Sir very quickly, if you could sum up the numbers, we know that first quarter was not expected to be a very strong one, but you have given a fairly optimistic guidance going forward, how is the business environment looking to you?
Suresh Senapaty
I think the business environment is looking pretty good, because we have seen about 60 customer adds that we got last quarter of which about 8 of them were Fortune 500 and Global 1000 customers and the customer add are across geography, across verticals. We have got few good multi million dollar — 100 million dollar plus deals. We will see the benefit of that going forward. We have got one million dollar customer adds, about 12-13 of them in the quarter over quarter. More than 20 million dollar accounts also have gone up by about 3 to 4. So net-net we are seeing much better traction. Our testing service is growing pretty fast at more than 70-80%. Our infrastructure support services, again 60-70%. These are the two distinguished services growing pretty fast. Our health care services are growing very well. Our financial services are doing very well. Our technology media and travel service vertical is doing well. So all in all the overall prospects look very good.
CNN-IBN
Are you planning to hire aggressively as in lines with the TCS and Infosys? They are just covering all campuses of all color and sizes trying to recruit talent, what about you?
Suresh Senapaty
We will recruit exactly to the extent what we need for our customer delivery. Last quarter we added 2700 people, which have been the highest amongst the first quarter ever we have done, and despite a very minimal from Wipro BPO. In the current quarter, we will have much more campus hiring and also we will step up the BPO hiring.
CNN-IBN
You have to give us the figure Mr. Senapaty.
Suresh Senapaty
No, I think the figure has to be derived from the guidance that we have given because we would sort of hire to our requirement. That is how we have been doing every quarter and we will continue to do so.
CNN-IBN
What about moving forward in terms of your margins sir, because we have seen all IT companies suffering a pinch because of salary hikes and of course pricing hasn’t quite improved as well, on both fronts, where does Wipro stand?
Suresh Senapaty

We have got a blended price increase on a QoQ basis about 1.4%, and so far as the other levers of our operating margins are concerned, I think we had better utilization, we had done margin expansion in our BPO business, we had a utilization improvement, and we had made two large investments last quarter. About 60 points increase in sales and marketing, basically four items, one is that we had a big customer event in the US, we had a big analyst event in the US, we had an increase about 30 head counts in the field on a QoQ basis, and we had a large sales and marketing conference overseas. So these are to my mind investments which will give us the benefits going forward. Similarly, we had about $12 million of revenue coming from acquisitions last quarter and that had a loss because our margins lesser than what is Wipro Technologies, because they are in initial quarters and we will take 4-6 quarters to bring them to levels of Wipro Technology, so that was a 50 basis points dilution. So 60 on sales and marketing and 50 basis points in acquisition, so 110 real investment, but we were able to mitigate a significant part of it under various heads like utilization, expansion in BPO margins, price realization etc. So going forward we are in the first week of July we have given restricted stock units to 3200 employees which are middle management to senior management. We are going to have compensation increase effective 1st of September to November on a staggered basis. So all in all between these two components we will have an adverse impact of about 1.5% in operating margin, but we think there are enough other leverages for us to be able to mitigate a significant component of that, so but for the exchange we think we will be able to maintain an operating margin in a narrow range.
CNN-IBN
Right, in fact sir I want to come back to acquisitions, as you said acquisitions have of course dented your margins but you have come out with any more... your string of pearl strategy, any more pearls you are planning to add this year?
Suresh Senapaty
Absolutely, I think our business development and M&A team is very very active. They have already done, we have already announcement two more deals which will be consummated effective July, and many more in the pipeline.
CNN-IBN
Okay right, so we will speak to you sir when one more pearl is added and of course next quarter we will be meeting with you again. Suresh Senapaty, always a pleasure, thank you so much for joining us.

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